PAGAYA TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(In thousands)

	March 31,	December 31,
	2023	2022
Assets	(Unaudited)	(Audited)
Current assets:
Cash and cash equivalents	$289,387	$309,793
Restricted cash	22,542	22,539
Fees and other receivables (including related party receivables of $49,295 and $49,427 of March 31, 2023 and December 31, 2022, respectively)	58,469	59,219
Investments in loans and securities	3,274	1,007
Prepaid expenses and other current assets (including related party assets of $16,369 and $18,783 as of March 31, 2023 and December 31, 2022, respectively)	25,550	27,258
Total current assets	399,222	419,816
Restricted cash	4,833	4,744
Fees and other receivables (including related party receivables of $39,169 and $38,332 as of March 31, 2023 and December 31, 2022, respectively)	39,869	38,774
Investments in loans and securities	503,892	462,969
Equity method and other investments	26,881	25,894
Right-of-use asset	59,170	61,077
Property and equipment, net	34,126	31,663
Goodwill	9,782	—
Intangible assets	4,471	—
Prepaid expenses and other assets	114	142
Total non-current assets	683,138	625,263
Total Assets	$1,082,360	$1,045,079
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,738	$1,739
Accrued expenses and other liabilities (including related party liabilities of $692 and $636 as of March 31, 2023 and December 31, 2022, respectively)	27,513	49,496
Operating lease liability - current	7,988	8,530
Secured borrowing - current	45,807	61,829
Income taxes payable - current	11,675	6,424
Total current liabilities	95,721	128,018
Non-current liabilities:
Warrant liability	1,210	1,400
Revolving credit facility	95,000	15,000
Secured borrowing - non-current	118,430	77,802
Operating lease liability - non-current	46,399	49,097
Income taxes payable - non-current	8,637	7,771
Deferred tax liabilities, net - non-current	523	568
Total non-current liabilities	270,199	151,638
Total liabilities	365,920	279,656
Shareholders’ equity (deficit):
Additional paid-in capital	1,004,346	968,432
Accumulated other comprehensive income (loss)	(1,259)	(713)
Accumulated deficit	(475,170)	(414,199)
Total Pagaya Technologies Ltd. shareholders’ equity	527,917	553,520
Noncontrolling interests	188,523	211,903
Total shareholders’ equity	716,440	765,423
Total Liabilities and Shareholders’ Equity	$1,082,360	$1,045,079

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
FOR THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(In thousands, except share and per share data)

	Three Months Ended March 31,
	2023	2022
Revenue		(Unreviewed)
Revenue from fees (including related party revenues of $153,793 and $158,324 for the three months ended March 31, 2023 and 2022, respectively)	$175,254	$158,325
Other Income
Interest income	10,397	12,209
Investment income (loss) (1)	987	—
Total Revenue and Other Income	186,638	170,534
Costs and Operating Expenses
Production costs	125,057	92,280
Research and development	21,131	23,626
Sales and marketing	14,300	13,046
General and administrative	51,126	51,594
Total Costs and Operating Expenses	211,614	180,546
Operating Income (Loss)	(24,976)	(10,012)
Other income (loss), net	(66,980)	313
Income (Loss) Before Income Taxes	(91,956)	(9,699)
Income tax expense (benefit)	6,667	(186)
Net Loss Including Noncontrolling Interests	(98,623)	(9,513)
Less: Net income (loss) attributable to noncontrolling interests	(37,652)	8,759
Net Loss Attributable to Pagaya Technologies Ltd.	$(60,971)	$(18,272)
Per share data:
Net loss attributable to Pagaya Technologies Ltd.	$(60,971)	$(18,272)
Less: Undistributed earnings allocated to participated securities	—	(5,984)
Net loss attributed to Pagaya Technologies Ltd.	$(60,971)	$(24,256)
Net loss per share attributable to Pagaya Technologies Ltd.:
Basic and Diluted (2)	$(0.09)	$(0.12)
Weighted average shares outstanding:
Basic and Diluted (2)	711,070,368	204,605,121
(1) Includes income from proprietary investments.
(2) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split effected on June 22, 2022.

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(In thousands)

	Three Months Ended March 31,
	2023	2022
		(Unreviewed)
Net Income (Loss) Including Noncontrolling Interests	$(98,623)	$(9,513)
Other Comprehensive Income (Loss):
Unrealized gain (loss) on securities available for sale, net	15,792	—
Comprehensive Income (Loss) Including Noncontrolling Interests	(82,831)	(9,513)
Less: Comprehensive income (loss) attributable to noncontrolling interests	(21,314)	—
Comprehensive Income (Loss) Attributable to Pagaya Technologies Ltd.	$(61,517)	$(9,513)

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
FOR THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(In thousands, except share amounts)

	Redeemable Convertible Preferred Shares		Ordinary Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Pagaya Technologies Ltd. Shareholders’ Equity (Deficit)	Non-Controlling Interests	Total Shareholders’ Equity

	Shares(1)	Amount	Shares(1)	Amount
Balance – December 31, 2021	406,399,029	$307,047	194,345,791	$—	$113,170	$—	$(111,878)	$1,292	$176,060	$177,352
Issuance of ordinary shares upon exercise of share options			7,082,231		208			208		208
Share-based compensation					16,635			16,635		16,635
Contributions of interests in consolidated VIEs								—	8,547	8,547
Return of capital to interests in consolidated VIEs								—	(29,658)	(29,658)
Net income (loss)							(18,272)	(18,272)	8,759	(9,513)
Balance – March, 2022 (Unreviewed)	406,399,029	$307,047	201,428,023	$—	$130,013	$—	$(130,150)	$(137)	$163,708	$163,571

	Redeemable Convertible Preferred Shares		Ordinary Shares (Class A and Class B)		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Pagaya Technologies Ltd. Shareholders’ Equity (Deficit)	Non-Controlling Interests	Total Shareholders’ Equity

	Shares(1)	Amount	Shares(1)	Amount
Balance – December 31, 2022	—	$—	683,311,591	$—	$968,432	$(713)	$(414,199)	$553,520	$211,903	$765,423
Issuance of ordinary shares upon exercise of warrants			195,655					—		—
Issuance of ordinary shares upon exercise of share options			2,059,317		484			484		484
Issuance of ordinary shares upon vesting of RSUs			324,948					—		—
Share-based compensation					17,296			17,296		17,296
Issuance of ordinary shares in connection with the acquisition of Darwin Homes, Inc.			18,181,746		18,134			18,134		18,134
Contributions of interests in consolidated VIEs								—	10,128	10,128
Return of capital to interests in consolidated VIEs								—	(12,194)	(12,194)
Other comprehensive income (loss)						(546)		(546)	16,338	15,792
Net income (loss)							(60,971)	(60,971)	(37,652)	(98,623)
Balance – March 31, 2023	—	$—	704,073,257	$—	$1,004,346	$(1,259)	$(475,170)	$527,917	$188,523	$716,440

(1) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split effected on June 22, 2022.

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THREE MONTHS ENDED March 31, 2023 AND 2022
(In thousands)

	Three Months Ended March 31,
	2023	2022
Cash flows from operating activities		(Unreviewed)
Net loss including noncontrolling interests	$(98,623)	$(9,513)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity method income (loss)	(987)	—
Depreciation and amortization	3,516	477
Share-based compensation	16,367	16,635
Fair value adjustment to warrant liability	(190)	469
Write-off of capitalized software	1,549	—
Impairment loss on available-for-sale debt securities	68,347	—
Change in operating assets and liabilities:
Fees and other receivables	(345)	(1,220)
Deferred tax assets, net	—	(3,513)
Deferred tax liabilities, net	(45)	—
Prepaid expenses and other assets	3,528	43
Right-of-use asset	2,197	1,852
Accounts payable	999	(6,709)
Accrued expenses and other liabilities	(22,573)	(1,350)
Operating lease liability	(3,530)	(2,473)
Income tax payable	6,117	2,479
Net cash used in operating activities	(23,673)	(2,823)
Cash flows from investing activities
Proceeds from the sale/maturity/prepayment of:
Investments in loans and securities	25,985	27,313
Short-term deposits	—	5,020
Equity method and other investments	—	—
Cash and restricted cash acquired from Darwin Homes, Inc.	1,608	—
Payments for the purchase of:
Investments in loans and securities	(121,732)	(73,991)
Property and equipment	(5,526)	(1,513)
Equity method and other investments	—	(747)
Net cash used in investing activities	(99,665)	(43,918)
Cash flows from financing activities
Proceeds from secured borrowing	82,031	53,337
Proceeds received from noncontrolling interests	10,128	8,547
Proceeds from revolving credit facility	100,000	—
Proceeds from exercise of stock options	484	208
Distributions made to noncontrolling interests	(12,194)	(29,658)
Distributions made to revolving credit facility	(20,000)	—
Distributions made to secured borrowing	(57,425)	(1,860)
Payments for deferred offering costs	—	(1,532)
Net cash provided by financing activities	103,024	29,042
Net increase in cash, cash equivalents and restricted cash	(20,314)	(17,699)
Cash, cash equivalents and restricted cash, beginning of period	337,076	204,575
Cash, cash equivalents and restricted cash, end of period	$316,762	$186,876
Reconciliation of cash, cash equivalents, and restricted cash within the consolidated statements of financial position to the amounts shown in the statements of cash flow above:
Cash and cash equivalents	$289,387	$183,504
Restricted cash - current	22,542	—
Restricted cash - non-current	4,833	3,372
Total cash, cash equivalents, and restricted cash	$316,762	$186,876